As filed with the Securities and Exchange Commission on September 1, 2004

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT
UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Tele Sudeste Celular Participações S.A.

(Name of Subject Company)

Tele Sudeste Celular Participações S.A.

(Name of Person Filing Statement)

Preferred shares, without par value

American Depositary Shares (as evidenced by
American Depositary Receipts),
each representing 5,000 preferred shares
Common shares, without par value
(Title of Class of Securities)

879252104 (American Depositary Shares)

(CUSIP Number of Class of Securities)

S. Todd Crider, Esq.

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTORY STATEMENT

      This Statement on Schedule 14D-9 relates to an offer by Brasilcel N.V., a corporation organized under the laws of The Netherlands, a joint venture among Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. (a wholly owned subsidiary of Portugal Telecom, SGPS, S.A.) and Telefónica Móviles, S.A. (collectively, the “Offerors”), to purchase for cash up to 7,332,479,000 common shares and up to 12,699,707,000 preferred shares of Tele Sudeste Celular Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil, or “TSD,” at a price of R$6.35 per 1,000 common shares and R$7.80 per 1,000 preferred shares without interest, net of applicable stock exchange and settlement fees, brokerage fees or commissions and withholding taxes, upon the terms and subject to the conditions set forth in a Tender Offer Statement on Schedule TO filed by the Offerors on September 1, 2004 with the U.S. Securities and Exchange Commission.

Item 1.	Subject Company Information.

      (a) Name and address. The name of the subject company is Tele Sudeste Celular Participações S.A., the address of its principal executive offices is Tele Sudeste Celular Participações S.A., Praia de Botafogo, 501, 7th Floor, Rio de Janeiro, RJ, Brazil 22250-040, and the company’s phone number is (55) 21 2586-6613.

      (b) Securities. The information set forth in “Introduction” and Section 10 — “Certain Information About the Shares” of the offer to purchase is incorporated herein by reference.

Item 2.	Identity and Background of Filing Person.

      (a) Name and address. The filing person is the subject company. The business address and business telephone number of the filing person is set forth above in Item 1, which is incorporated herein by reference.

      (d) Tender offer. The information set forth in “Introduction” and Section 11 — “Certain Information About Brasilcel, TSD and Their Parent Companies” of the offer to purchase is incorporated herein by reference.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

      (d) Conflicts of Interest. The information set forth in Section 12 — “Interests of Directors, Executive Officers and Certain Controlling Persons; Transactions and Arrangements” of the offer to purchase is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

      (a) Solicitation or recommendation. The board of Directors of TSD is not making a recommendation regarding the tender offer and is expressing no opinion of, and is remaining neutral toward, the tender offer.

      (b) Reasons for the Recommendation. The information set forth in Section 2 — “Purpose of the Offer” in the offer to purchase is incorporated herein by reference.

      (c) Intent to Tender. The information set forth in Section 1 — “Terms of the Tender Offer; Expiration Date and Qualification Date” in the offer to purchase is incorporated herein by reference.

Item 5.	Persons/ Assets Retained, Employed, Compensated or Used.

      (a) Solicitations or recommendations. Not applicable.

Item 6.	Interest in Securities of the Subject Company.

      (b) Securities transactions. The information set forth in Section 12 — “Interests of Directors, Executive Officers and Certain Controlling Persons; Transactions and Arrangements” of the offer to purchase is incorporated herein by reference.

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Item 7.	Purposes of the Transaction and Plans or Proposals.

      (d) Subject company negotiations. Not applicable.

Item 8.	Additional Information.

      (b) Other material information. None.

Item 9.	Exhibits.

      The following Exhibits are filed herewith:

(a)(1)(A)	Offer to purchase dated September 1, 2004, incorporated by reference from Exhibit (a)(1)(A) to the tender offer statement on Schedule TO filed by the Offerors on the date hereof (SEC File No. 005-59155).
(a)(1)(B)	Announcement to shareholders (edital) dated September 1, 2004, incorporated by reference from Exhibit (a)(1)(E) to the tender offer statement on Schedule TO filed by the Offerors on the date hereof (SEC File No. 005-59155).
(a)(5)(A)	Summary advertisement dated September 1, 2004, incorporated by reference from Exhibit (a)(5)(A) to the tender offer statement on Schedule TO filed by the Offerors on the date hereof (SEC File No. 005-59155).
(a)(5)(B)	Notice of material fact (fato relevante) dated August 25, 2004, incorporated herein by reference to the pre-commencement communication filed by the Offerors under cover of Schedule TO on August 27, 2004 (Exhibit 1.1) (SEC File No. 005-59155).
(a)(5)(C)	Notice of material fact (fato relevante) dated September 1, 2004, incorporated herein by reference to Exhibit (a)(5)(E) to the tender offer statement on Schedule TO filed by the Offerors on the date hereof (SEC File No. 005-59155).

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SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ FRANCISCO JOSÉ AZEVEDO PADINHA

Name: Francisco José Azevedo Padinha

Title:	Chief Executive Officer

By:	/s/ JAVIER RODRíGUEZ GARCIA

Name: Javier Rodríguez Garcia

Title:	Vice President for Technology and Networks

Dated: September 1, 2004

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EXHIBIT INDEX

(a)(1)(A)	Offer to purchase dated September 1, 2004, incorporated by reference from Exhibit (a)(1)(A) to the tender offer statement on Schedule TO filed by the Offerors on the date hereof (SEC File No. 005-59155).
(a)(1)(B)	Announcement to shareholders (edital) dated September 1, 2004, incorporated by reference from Exhibit (a)(1)(E) to the tender offer statement on Schedule TO filed by the Offerors on the date hereof (SEC File No. 005-59155).
(a)(5)(A)	Summary advertisement dated September 1, 2004, incorporated by reference from Exhibit (a)(5)(A) to the tender offer statement on Schedule TO filed by the Offerors on the date hereof (SEC File No. 005-59155).
(a)(5)(B)	Notice of material fact (fato relevante) dated August 25, 2004, incorporated herein by reference to the pre-commencement communication filed by the Offerors under cover of Schedule TO on August 27, 2004 (Exhibit 1.1) (SEC File No. 005-59155).
(a)(5)(C)	Notice of material fact (fato relevante) dated September 1, 2004, incorporated herein by reference to Exhibit (a)(5)(E) to the tender offer statement on Schedule TO filed by the Offerors on the date hereof (SEC File No. 005-59155).